UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers:

333-199203; 333-199203-04; 333-199203-05; 333-224038; 333-224038-01; 333-224038-05; 333-224038-06;

YAMANA GOLD INC. JACOBINA MINERACAO E COMERCIO LTDA. MINERA FLORIDA LIMITADA* MINERA MERIDIAN LIMITADA
(Exact name of registrant as specified in its charter)

Royal Bank Plaza, North Tower 200 Bay Street, Suite 2200 Toronto, Ontario M5J 2J3 (416) 815 0220
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.950% Senior Notes due 2024 Guarantees of 4.950% Senior Notes due 2024 4.625% Senior Notes due 2027 Guarantees of 4.625% Senior Notes due 2027
(Title of each class of securities covered by this Form)

Common Shares of Yamana Gold Inc., no par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

4.950% Senior Notes due 2024 and related Guarantees:	37
4.625% Senior Notes due 2027 and related Guarantees:	32

*          Only guarantees the 4.625% Senior Notes due 2027.

Pursuant to the requirements of the Securities Exchange Act of 1934, Yamana Gold Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 4, 2020	By:	/s/ Sofia Tsakos
	Name:	Sofia Tsakos
	Title:	Senior Vice President, General Counsel and Corporate Secretary

[Signature Page to Form 15]

Jacobina Mineracao e Comercio Ltda.

Date: December 4, 2020	By:	/s/ Carolina Sampaio Batista
	Name:	Carolina Sampaio Batista
	Title:	Director

	By:	/s/ Sergio Marcos Visconti
	Name:	Sergio Marcos Visconti
	Title:	Director

[Signature Page to Form 15]

Minera Florida Limitada

Date: December 4, 2020	By:	/s/ Cristóbal Correa Echevarría
	Name:	Cristóbal Correa Echevarría
	Title:	Senior Legal Manager and Delegated for the Administration

[Signature Page to Form 15]

Minera Meridian Limitada

Date: December 4, 2020	By:	/s/ Cristóbal Correa Echevarría
	Name:	Cristóbal Correa Echevarría
	Title:	Senior Legal Manager and Delegated for the Administration

[Signature Page to Form 15]